Mail Stop 3561

June 1, 2007

Mr. Patrick J. Ottensmeyer
Chief Financial Officer
427 West 12<sup>th</sup> Street
Kansas City, Missouri 64105

      **Re:**    **Kansas City Southern**
            **Form 10-K for the year ended December 31, 2006**
            **Filed February 27, 2007**
            **File No. 001-04717**

Dear Mr. Ottensmeyer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Non-GAAP Financial Information, page 25

1. We note your presentation of EBITDA as calculated for 2006 and 2005. Your headnote that discusses the purpose and use of this non-GAAP financial information is vague. In order to present non-GAAP information, there should be clear and robust discussion on why management believes the non-GAAP measure provides useful information to investors as well as the specific purposes for which management uses the measure. Due to the adjustments included in the calculation of EBITDA for the year ended December 31, 2005, we believe this measure should be titled "Adjusted EBITDA." Please revise future filings accordingly. Also, regarding the reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities, please revise future filings to include a clear description of the calculation of "free cash flow," as well as the necessary reconciliation to the most comparable GAAP measure. You should also disclose why the measure is considered useful and indicate all material limitations of the measure. See Question 13 of the Staff's *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, issued June 13, 2003.

Management's Discussion and Analysis

MD&A – Financial Condition and Results of Operations, page 27

2. In the Business – Employees and Labor Relations section, we note that your KCSM labor agreement that covers approximately 75% of its employees will be ending shortly in July 2007. In future filings, please provide a complete and clear discussion of this matter including any material reasonably expected impact that a new agreement will have on financial condition and results of operations. Your discussion should quantify the expected impact as reasonably practicable. Refer to the guidance in Item 303 of Regulation S-K.

– Results of Operations, page 29
– Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005
-  Mexico Segment, page 32

3. We note your disclosure that although not consolidated prior to April 1, 2005, revenue and expense information in the tables included in your MD&A disclosure include Grupo KCSM results for the first quarter of 2005 for comparative purposes. In light of the fact that these amounts are not consistent with the amounts presented in your audited financial statements and do not appear to be presented in accordance with SFAS No. 141 or Article 11 of Regulation S-X, we consider the measures to be inappropriate non-GAAP measures. Please revise your 2005 revenue and expense tables for the Mexico segment to present the comparative 2005 financial data on a "pro-forma" basis assuming that Grupo KCSM was acquired at the beginning of fiscal 2005 (i.e. January 1, 2005) with

appropriate discussion of this treatment.  This would afford comparability to fiscal 2006 taking into account the fair value and other purchase price adjustments made in the historical financial statements for this acquisition.

4.  Reference is made to the disclosure in risk factors on page 14 where you discuss the incurrence of substantial fuel costs, the significant increase in fiscal 2006 for these costs and the ability to pass increases to customers in the form of fuel surcharges.  As the amounts of fuel surcharge revenues appears to materially vary from period-to-period, in future filings, please provide tabular financial information reflecting this significant component of your revenues separately so that readers can better assess the impact or changes on revenues from this item on a period-to-period basis.   In this regard, you can still present the current tabular information on total revenues that include fuel surcharge revenues with additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant separate component of revenues included in the amount of total revenues.

- Critical Accounting Policies and Estimates, page 48

5.  From disclosures elsewhere in the filing, it appears that accounting for accounts receivable and allowance for doubtful accounts, concession assets, and pensions may also be items that include critical accounting estimates.  In addition, please ensure that your revised discussion addresses the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.

6.  As critical accounting estimates and assumptions are based on matters that are highly uncertain, please analyze each of the policies and their critical estimates for specific sensitivity to change.  For example, as you state the provision for income taxes is impacted by inflation and exchange rates, the disclosure may be expanded to include sensitivity analysis to changes in these factors impacting your estimates.   Please revise future filings accordingly.   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Audited Financial Statements

Consolidated Statements of Cash Flows, page 61

7. We note that you present a line item titled "other, net" as part of the net cash provided by operating activities. Please break out significant components of this amount in future filings. Also, please tell us where stock compensation expense is included in the statement of cash flows. Please note that the amount should be included as an adjustment to reconcile net income to net cash provided by operating activities.

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income, page 62

8. We note from the statement of changes in stockholders' equity and comprehensive income, that during the year ended December 31, 2006 you issued stock for repayment of debt. Please tell us, and disclose in future filings, the nature of this transaction include the type of stock (common, preferred, etc.) issued in the transaction and the terms of the conversion. Also, please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Additionally, please tell us how you considered the provision of APB 26 and FTB 80-1 in your accounting for this transaction.

Notes to the Financial Statements

Note 2. Significant Accounting Policies

9. We note from your disclosure in Note 2 that you make reference to several "experts" used in your accounting for property and equipment, casualty claims and pension benefits. For example, you state that you utilized an engineering firm with expertise in railway property usage to conduct a study to evaluate depreciation rates for properties and equipment, your casualty liability reserve is based on a study by an independent third party actuarial firm, and you use third party actuaries to assist in estimating liabilities and expenses for pension and other post retirement benefits. For each reference to an expert, please revise future filings to name the expert, or alternatively, remove the reference to an expert from your notes to the financial statements.

Note 6. Long Term Debt, page 81

10. We note your disclosure that on February 5, 2007 you received a waiver of defaults from all of the lenders under the 2006 Credit Agreement. Please tell us, and disclose in future filings, if you were in default on the 2006 Credit Agreement

as of December 31, 2006 and if so, please tell us and disclose the period for which the waiver was obtained. As such, please clarify that the waiver meets the requirements of paragraph 5A of SFAS No. 78 for classification as a long-term liability.

Note 9. Share-Based Compensation, page 91

11. We note your disclosure of the aggregate grant-date fair value of stock options vested for 2006, 2005, and 2004. In future filings, please disclose the weighted-average grant-date fair value of stock options granted during the year for each year in which an income statement is provided. See paragraph A240(c) of SFAS No. 123(R).

Note 11. Commitments and Contingencies, page 98

– Casualty Claim Reserves

12. We note that during the third quarter of 2005 you initiated a comprehensive actuarial study of the reserves which resulted in a charge of $37.8 to operating income. In light of the fact that this charge includes reserves for occupational illness including asbestos-related claims there were established on an actuarial basis for the first time, we believe this change in accounting estimate should also disclose the effect on net income and earnings per share amounts. See paragraph 33 of APB 20. Please revise future filings. In addition, as the impact of this contingency and its change in estimate was material to the fiscal 2005 financial statements, please ensure that any material range of reasonably possible loss for casualty claim reserves is also disclosed, or we suggest a statement be made by management that no material range of reasonably possible loss exists. Refer to the guidance in SFAS 5, SAB 92 (Topic 5:Y) and SOP 94-6, accordingly.

Note 13. Quarterly Financial Data, page 102

13. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. For example, your disclosure should indicate that in the third quarter of 2005 you recorded a $37.8 million pre-tax charge for personal injury liabilities based upon an actuarial study, and that the deferred profit sharing asset was written down in 2005 resulting in a non-cash charge of $35.6 million. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 8-K dated February 6, 2007

14. We note your disclosure that this press release includes adjustments made in the first and second quarters of 2005 as well as KCSM's first quarter earnings prior to its consolidation into KCS on April 1, 2005.  Please note that if the amounts referenced in this disclosure are not presented in accordance with GAAP, they are considered non-GAAP financial measures and your filing should include the disclosures required by Item 10(e)(1)(i) of Regulation S-X which are:

- Presentation with equal or greater prominence of the most directly comparable financial measure presented in accordance with GAAP
- A reconciliation of the differences between the non-GAAP financial measure and the most directly comparable measure presented in accordance with GAAP.
- A statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to the investor; and
- A statement disclosing the additional purposes that management uses the non-GAAP financial measure.

See Instruction 2 to Item 2.02 of Form 8-K.  Please revise future filings accordingly.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.


Sincerely,


Linda Cvrkel
Branch Chief